(Check one): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

For Period Ended: December 31, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

iGate Corporation

Full Name of Registrant

iGate Capital Corporation

Former Name if Applicable

1000 Commerce Drive, Suite 500

Address of Principal Executive Office (Street and Number)

Pittsburgh, PA 15275

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☒	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is filing this Form 12b-25 because it is unable, without unreasonable effort and expense, to file its Annual Report on Form 10-K by the due date of March 16, 2005 for the reasons set forth below:

1.	On March 1, 2005, the Company issued a press release disclosing that it had identified certain matters associated with its billing and collection functions. These matters are related to discrepancies in certain of its clients’ accounts receivable balances. As a result of these discrepancies, the Company postponed its fourth quarter and year-end earnings release previously scheduled for March 2, 2005. The Company is still reviewing and analyzing the receivable balances in question and the financial statement impact of these discrepancies. Based upon its review, the Company has preliminarily concluded that its receivables may have been overstated by approximately $800,000 which is reflected in the Part IV information set forth below. This estimate is subject to change as the Company’s ongoing review continues.

2.	In connection with the Company’s assessment of the effectiveness of its internal control over financial reporting as of December 31, 2004, as required by Section 404 of Sarbanes-Oxley Act, the Company has identified certain control deficiencies, including matters related to its accounts receivable balances and billing and collection functions. Since management’s assessment is still ongoing, these control deficiencies or additional control deficiencies which may be identified as part of management’s ongoing assessment of its internal control over financial reporting may either individually or in the aggregate result in a “material weakness”. A “material weakness” is a control deficiency, or combination of control deficiencies, that results in a more than remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. Should management ultimately conclude that one or more material weaknesses existed as of December 31, 2004, the Company will then conclude in its Management Report on Internal Control Over Financial Reporting in the Company’s Form 10-K, that the Company’s internal control over financial reporting was not effective. If the Company makes an assessment that its internal control over financial reporting is ineffective as of December 31, 2004, we would anticipate that our independent registered public accounting firm would issue an adverse opinion on the operating effectiveness of our internal control over financial reporting as of December 31, 2004.

As a result of the matters discussed above, PricewaterhouseCoopers LLP, the Company’s independent registered public accounting firm (“PwC”), was unable to issue its report on the Company’s financial statements on March 16, 2005 for the year ended December 31, 2004, and has advised the Company that it may be unable to issue its report by the March 31, 2005 extended deadline for the filing of the Company’s Form 10-K. PwC’s inability to issue its report was solely the result of the Company’s inability to complete its internal processes and procedures related to its financial statements and its Section 404 review. The Company expects to complete its assessment of its financial statements and is working closely with PwC to obtain its report by the March 31, 2005 extended deadline for the filing of the Company’s Form 10-K.

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Michael J. Zugay (Name)	412 (Area Code)	787-9590 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report the following which is subject to further changes as a result of the Company’s ongoing review and analysis of the Company’s billing and collection functions and the completion of the Company’s year end financial statements. The following discusses the Company’s three and twelve months ended December 31, 2004 operating results that are unaudited:

The Company’s fourth quarter 2004 revenues were $68.1 million, an increase of 10% from $61.8 million reported in the same quarter of 2003 and a 2% sequential increase from $66.6 million in the third quarter of 2004. The increase in revenues for the quarter ended December 31, 2004, was mainly due to increased demand for North American staffing services. The Company’s fourth quarter revenues were negatively impacted by approximately $0.8 million as a result of adjustments recorded by the Company to certain of their customer’s accounts receivable balances. These adjustments were due to customer credits and discounts. Net loss from continuing operations was ($7.5) million or ($0.14) per share for the fourth quarter of 2004, compared to a loss of ($5.0) million or ($0.10) per share in the same quarter a year ago. The contributing factors to the increase in the Company’s net loss were accelerated compensation charges incurred in connection with the modification of the terms of the Quintant, Inc. acquisition transaction, certain restructuring charges that occurred in Canada, and increases in bad debt expenses. These costs were offset by a gain on a sale of land in India. In addition, in the fourth quarter of 2003, iGate recognized a loss from discontinued operations of ($3.5) million or ($0.07) per share.

Revenues for the full year 2004 were $264.6 million, an increase of 10%, as compared to $240.6 million for the full year 2003. The increase in revenues for the year ended December 31, 2004 was mainly due to increased demand for North American staffing services. The Company’s full year revenues were negatively impacted by approximately $0.8 million as a result of adjustments recorded by the Company to certain of their customer’s accounts receivable balances. These adjustments were due to customer credits and discounts.

For the year ended December 31, 2004, the Company’s loss from continuing operations was ($20.6) million or ($0.39) per share, compared to a loss of ($5.6) million or ($0.11) per share for the year 2003. The contributing factors to the increase in the Company’s net loss were accelerated compensation charges incurred in connection with the modification of the terms of the Quintant, Inc. acquisition transaction, certain restructuring charges that occurred in the UK and Canada, and increases in bad debt expenses. These costs were offset by a gain on a sale of land in India. In addition, in 2004, the Company recognized a gain from discontinued operations of $3.8 million or $0.07 per share due to the sale of the Company’s subsidiary in Australia, as compared with a loss of ($3.4) million or ($0.07) per share for the year 2003.

iGate Corporation

             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 17, 2005	By	/s/ Michael J. Zugay

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5.	Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).